Exhibit 3.45

OPERATING AGREEMENT

OF

NOARK ENERGY SERVICES, L.L.C.

AN OKLAHOMA LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

NOARK ENERGY SERVICES, L.L.C.

AN OKLAHOMA LIMITED LIABILITY COMPANY

ARTICLE VI—RIGHTS AND OBLIGATIONS OF THE MEMBERS		7

6.1	Limitation of Liability	7
6.2	Rights of Member Relating to the Company	8
6.3	Restrictions on Powers	8
6.4	Indemnification	8-9
6.5	Representations and Warranties	9

ARTICLE VII—BOOKS, RECORDS, ACCOUNTING AND REPORTS		10

7.1	Books and Records	10
7.2	Accounting	10
7.3	Fiscal Year	10

ARTICLE VIII—TAX MATTERS		10

8.1	Taxable Year	10
8.2	Tax Controversies	10

ARTICLE IX—TRANSFER OF UNITS		11

9.1	Transfer	11
9.2	Transfer of Units by a Member	11
9.3	Restrictions on Transfer	12
9.4	Issuance of Certificates	12

ARTICLE X—ADMISSION OF SUBSTITUTE AND ADDITIONAL MEMBERS		12

10.1	Admission of Substitute Members	12-13
10.2	Admission of Additional Members	13

ARTICLE XI—DISSOCIATION, DISSOLUTION AND LIQUIDATION		13

11.1	Events of Dissociation	13-14
11.2	Option to Purchase Upon Dissociation	15
11.3	Dissolution	15
11.4	Method of Winding Up	15
11.5	Filing Articles of Dissolution	15
11.6	Return of Capital	16

ARTICLE XII—AMENDMENT OF AGREEMENT; MEETINGS; RECORD DATE		16

12.1	Amendments	16
12.2	Meetings	16

-ii-

12.3	Action Without a Meeting	16
12.4	Adjournment	16
12.5	Waiver of Notice; Consent to Meeting; Approval of Minutes	16
12.6	Quorum	16
12.7	Proxies	17

ARTICLE XIII—GENERAL PROVISIONS		17

13.1	Notices	17
13.2	Captions	17
13.3	Pronouns and Plurals	17
13.4	Further Action	17
13.5	Binding Effect	17
13.6	Integration	17
13.7	Waiver	17
13.8	Counterparts	18
13.9	Applicable Law	18
13.10	Invalidity of Provisions	18
13.11	Conveyances	18
13.12	Power of Attorney	18-19
13.13	No Partnership Intended	19
13.14	Rights of Creditors and Third Parties under Agreement	19

EXHIBIT A

-iii-

OPERATING AGREEMENT

OF

NOARK ENERGY SERVICES, L.L.C.

AN OKLAHOMA LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT (the “Agreement”) is entered into by the sole member (the “Member”) of NOARK Energy Services, L.L.C., an Oklahoma limited liability company (the “Company”). In consideration of the mutual covenants and conditions hereinafter set forth, the Member hereby agrees that the terms of the Operating Agreement governing the Company shall be as set forth in this Agreement.

ARTICLE I

Organizational Matters

Section 1.1 Formation. The Company shall be formed as a limited liability company pursuant to the provisions of the Act (as hereinafter defined). The rights and obligations of the Members, and the affairs of the Company, shall be governed first by the Mandatory Provisions of the Act, second by the Company’s Articles of Organization, third by this Agreement and fourth by the optional provisions of the Act. In the event of any conflict among the foregoing, the conflict shall be resolved in the order of priority set forth in the preceding sentence.

Section 1.2 Name. The name of the Company shall be “NOARK Energy Services, L.L.C.”

Section 1.3 Principal Office: Registered Agent. The principal office and registered agent of the Company in the State of Oklahoma shall be as stated in the Articles of Organization. The Company may also maintain offices at such other place or places as the Members deem advisable.

Section 1.4 Term. The Company shall commence upon the filing for record of the Company’s Articles of Organization with the Oklahoma Secretary of State, and shall continue until the date specified in the Company’s Articles of Organization, unless sooner terminated as herein provided.

Section 1.5 Purpose of the Company. The purpose of the Company shall be to transact any and all lawful business for which limited liability companies may be organized under the Act.

ARTICLE II

Definitions

Section 2.1 Definitions. For purposes of this Agreement, the following terms shall have the following meanings.

“Act” means the Oklahoma Limited Liability Company Act as it may be amended from time to time, and any successor to such act.

“Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. As used in this definition of “Affiliate,” the term “control” means either: (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise; or (ii) a direct or indirect equity interest of ten percent (10%) or more in the entity.

“Agreement” means this Operating Agreement, as it may be amended or supplemented from time to time.

“Articles of Organization” means the articles of organization, as amended from time to time, filed by the Company under the Act.

“Assignee” means a Person to whom one or more Units have been transferred, by transfer or assignment or otherwise, in a manner permitted under this Agreement and under the Act, and who has agreed to be bound by the terms of this Agreement but who has not become a Substitute Member.

“Capital Account” means a capital account maintained pursuant to Section 3.3.

“Capital Contributions” means the amount of cash or fair market value of property contributed or services rendered, or a promissory note or other binding obligation to contribute cash or property or to perform services, contributed to the capital of the Company by all Members, or any one Member, as the case may be (or the predecessor holders of any Units) as a prerequisite for ownership of, or in connection with, Units.

“Capital Gain” means the Company’s allocable share of gain from the disposition by the Company of a capital asset as defined in the Code (including any portion of such gain treated as ordinary income).

“Cash Available for Distribution” means, with respect to any period, all cash receipts and funds received by the Company (except for Capital Contributions and borrowings) minus: (i) all cash expenditures; and (ii) the Company’s cash representing working capital or other reserves as determined by the Manager in the Manager’s sole discretion.

“Code” means the Internal Revenue Code of 1986, as amended, as in effect from time to time, and any successor thereto.

“Company” means NOARK Energy Services, L.L.C., an Oklahoma limited liability company formed pursuant to this Agreement and the Company’s Articles of Organization.

“Company Property” means all property owned or acquired, or any leasehold interests held, by the Company from time to time.

“Dissociated Member” has the meaning specified in Section 11.1.

“Event of Dissociation” has the meaning specified in Section 11.1.

“Income” and “Loss” mean an amount equal to the Company’s taxable income or loss (including capital loss) for each taxable year, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss).

“Majority Vote” or “Majority Vote of the Members” means the affirmative vote, or written consent in lieu of a vote, of Members holding a simple majority (more than fifty percent (50%)) of the Outstanding Units held by all the Members.

“Manager” means that Person or those Persons appointed as manager(s) of the Company pursuant to Section 5.1.

“Mandatory Provisions of the Act” means those provisions of the Act which may not be waived by the Members acting unanimously or otherwise.

“Member” means that person executing this Agreement, as sole Member of the Company, on the signature pages hereto, and any other Persons who may be admitted as a Member pursuant to this Agreement.

“Opinion of Counsel” means a written opinion of counsel (who shall be regular counsel to the Company).

“Outstanding” means the number of Units issued by the Company as shown on the Company’s books and records, less any previously issued Units then held by the Company.

“Person” means a natural person, partnership, domestic or foreign limited partnership, domestic or foreign limited liability company, trust, estate, association or domestic or foreign corporation.

“Record Holder” means the Person, whether a Member or Assignee, in whose name a Unit is registered on the books and records of the Company as of the close of business on a particular date.

“Substitute Member” means a transferee of a Unit who is admitted as a Member to the Company pursuant to Section 10.1 in place of and with all the rights of a Member with respect to the transferred Unit.

“Tax Item” means each item of income, gain, loss, deduction, or credit of the Company for federal tax purposes, as separately stated and calculated pursuant to the Code.

“Tax Matters Person” means the individual designated pursuant to Section 8.2.

“Unit” means a unit representing the rights of a Member or, in the case of an Assignee, the rights of the assigning Member in distributions (liquidating or otherwise) and allocations of the profits, losses, gains, deductions, and credits of the Company.

ARTICLE III

Capital Contributions

Section 3.1 Units. There shall initially be an aggregate of one hundred (100) Units in the Company. Additional Units may be authorized for issuance in the manner set forth in Section 10.2 hereof.

Section 3.2 Capital Contributions. Each Member shall contribute in immediately available U.S. funds, or in fair market value of property or services rendered, or a promissory note or other binding obligation to contribute cash or property or to perform services, that amount set forth opposite such Member’s name on Exhibit A hereto, at the times set forth therein, for the number of Units set forth opposite such Member’s name thereon.

Section 3.3 Capital Accounts.

A. The Company shall maintain for each Member a separate Capital Account. The term “Capital Account” shall mean as to any Member and as to any Units held by that Member the amount of the initial Capital Contribution attributable to the Units held by that Member, which amount shall be (i) increased by subsequent Capital Contributions by such Member, and Capital Gain and Income allocated to such Member, and Capital Gain and Income allocated to such Member pursuant to Section 4.2, and (ii) decreased by distributions to such Member, and Loss allocated to such Member. Each distribution shall be debited to Capital Accounts in the year containing the record date for such distribution.

B. In the event any in-kind contributions or contributions in the form of services are ever made, the Capital Account of the Member shall be increased by the fair market value of the property or services contributed by such Member.

C. The foregoing definition of Capital Account and certain other provisions of this Agreement are intended to comply with Treasury Regulations Section 1.704-l(b), and shall be interpreted and applied in a manner consistent with that regulation. Such regulation contains additional rules governing maintenance of capital accounts that have not been addressed in this Agreement, but to which the Company will adhere for purposes of maintaining Capital Accounts.

D. An Assignee of a Unit will succeed to the Capital Account relating to the Unit transferred. However, if the transfer causes a termination of the Company under Section 708(b)(1)(B) of the Code, the Company Property shall be deemed to have been distributed to the Members (including the transferee of a Unit) in liquidation of the Company pursuant to Section 11.3 and contributed again by such Members and transferees in reconstitution of the Company. The Capital Accounts of such reconstituted Company shall be maintained in accordance with the principles of this Section 3.3.

E. At such times as may be permitted or required by Treasury Regulations issued pursuant to Section 704 of the Code, the Capital Accounts shall be revalued and adjusted to reflect the then fair market value of Company Property and the Capital Accounts shall be maintained to comply with Treasury Regulations Section 1.704-l(b)(2)(iv)(f). All allocations of gain resulting from such revaluation shall be made consistently with that regulation; and to the extent not inconsistent therewith, the Income allocation provisions of Section 4.2 hereof.

Section 3.4 Interest. No interest shall accrue or be paid by the Company on Capital Contributions, balances of a Member’s Capital Account or any other funds distributed or distributable under this Agreement.

Section 3.5 No Withdrawal. Without the written consent of all remaining Members of the Company, no Member shall have (i) any right to resign voluntarily or otherwise to withdraw from the Company, or (ii) any right to the withdrawal or reduction of any part of his Capital Contribution.

Section 3.6 Loans. Loans by a Member to the Company may be permitted in the discretion of, and on terms approved by, the Manager. Such loans shall not be considered Capital Contributions.

Section 3.7 Additional Contributions. The Members shall not be obligated to contribute additional capital to the Company unless all Members agree to do so. Any additional capital contributions approved by all Members shall be made by the Record Holders (whether Members or Assignees) in proportion to the number of Units held.

ARTICLE IV

Tax Allocations and Distributions

Section 4.1 Distribution of Cash Available for Distribution. Distributions of all Cash Available for Distribution shall be made not less frequently than annually. Any distribution of property shall be treated as a distribution of cash in the amount of the fair market value of such property. Distributions shall be made to Record Holders pro rata, according to the number of Units held by each, with all Outstanding Units being treated alike.

Section 4.2 Tax Allocation of Income and Loss.

A. All Tax Items shall be allocated to all Record Holders in accordance with their respective Units in the Company. All Outstanding Units shall be treated equally.

B. Notwithstanding anything to the contrary in this Section 4.2, any Capital Gain recognized by the Company shall be allocated first to those Record Holders, if any, to take into account the provisions of Section 4.2.D below, next to those Record Holders who have negative Capital Accounts to restore such Capital Accounts to zero and further, to any Record Holders in order to cause such Capital Accounts of all Record Holders to be equalized. The purpose of this method of allocation is to give “substantial economic effect” to the allocations and Capital Accounts hereunder in accordance with Section 704(b) of the Code and Treasury Regulations thereunder.

C. If during any fiscal year of the Company, any Record Holder unexpectedly receives an adjustment, allocation, or distribution of the type described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4),(5), or (6), that Record Holder shall be allocated items of Income in an amount and manner sufficient to eliminate that Record Holder’s deficit Capital Account balance as quickly as possible.

D. Under regulations prescribed by the Secretary of the Treasury pursuant to Section 704(c) of the Code, items of Capital Gain, Income and Loss with respect to property contributed to the Company by a Record Holder shall be shared among Record Holders so as to take account of the variation between the basis of the property to the Company and its fair market value at the time of contribution. The Members shall have the power to make such elections, adopt such conventions, and allocate Capital Gain, Income and Loss as each of them deems appropriate to comply with Section 704(c) of the Code and any Treasury Regulations promulgated thereunder and to preserve, to the extent possible, uniformity of the Units. Any items allocated under this Section 4.2.D shall not be debited or credited to Capital Accounts to the extent that item is already taken into account (upon formation or otherwise) in determining a Record Holder’s Capital Account.

E. Upon the transfer of a Unit, Income, Capital Gain and Loss attributable to the transferred Unit, shall, for federal income tax purposes, be allocated to the owners of such Unit on the basis of the Income or Loss for each month that such Person was the owner of such Units, determined on an interim closing of the books method. The Members may revise, alter, or otherwise modify the method of allocation as they determine necessary to comply with Section 706 of the Code and regulations or rulings promulgated thereunder.

F. All tax credits for federal or state income tax purposes shall be allocated in the same manner as Income.

ARTICLE V

Management and Operation of Business

Section 5.1 Manager. Management of the Company shall be vested in Noark Pipeline System, Limited Partnership, and it is hereby appointed Manager of the Company.

Section 5.2 Authority of Manager. The Manager shall have the power to bind the Company and may exercise all the powers of the Company whether derived from law, the Articles of Organization or this Agreement.

Section 5.3 Restrictions on Manager. There shall be no restrictions on the authority of the Manager to act on behalf of the Company.

Section 5.4 Term. The Manager shall hold office until it ceases to be a Member.

Section 5.5 Removal. The Manager shall not be subject to removal.

Section 5.6 Limitation on Liability of Manager. No Manager shall be liable to the Company or its Members for monetary damages for breach of fiduciary duty as a Manager; provided, however, that nothing contained herein shall eliminate or limit the liability of a Manager (i) for any breach of the Manager’s duty of loyalty to the Company or its Members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law and (iii) for any transactions from which the Manager derived an improper personal benefit.

ARTICLE VI

Rights and Obligations of the Members

Section 6.1 Limitation of Liability. Anything herein to the contrary notwithstanding, except as otherwise expressly agreed in writing, a Member shall not be personally liable for any debts, liabilities, or obligations of the Company, whether to the Company, to any of the other Members, to creditors of the Company, or to any other Person. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under the Agreement or the Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

Section 6.2 Rights of Member Relating to the Company. In addition to other rights provided by this Agreement or by applicable law, a Member may, for any purpose reasonably related to a Member’s interest in the Company, inspect and obtain upon reasonable request during normal business hours and at such Member’s own expense:

A. Any and all information regarding the state of the business and financial condition of the Company;

B. Promptly after becoming available, a copy of the Company’s federal, state, and local income tax returns for each year;

C. A current list of the name and last known business, residence or mailing address of each Member and Manager;

D. Information regarding the Capital Contributions made by each Member;

E. A copy of this Agreement and the Articles of Organization and all amendments hereto and thereto, together with copies of any powers of attorney pursuant to which this Agreement, the Articles of Organization, and all amendments hereto and thereto have been executed; and

F. Any of the Company’s books and records, and any other information regarding the affairs of the Company as is just and reasonable.

Section 6.3 Restrictions on Powers. No Member (except a Member who is also Manager) shall have the authority or power to act on behalf of, or to bind, the Company, or any other Member. No Member shall have the right or power to take any action which would change the Company to a general partnership, change the limited liability of a Member, or affect the status of the Company for federal income tax purposes.

Section 6.4 Indemnification.

A. Company Indemnity. To the maximum extent permitted by law. the Company shall indemnify and hold harmless all Members and the Manager (each, an “Indemnitee”) from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys’ fees and disbursements), judgments, fines, settlements, penalties and other expenses actually and reasonably incurred by the Indemnitee in connection with any and all claims, demands, actions, suits, or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that the Indemnitee is or was a Member or Manager of the Company, arising out of or incidental to the business of the Company, provided, (i) the Indemnitee’s conduct did not constitute willful misconduct or recklessness, (ii) the action is not based on breach of this Agreement, (iii) the Indemnitee acted in good faith and in a manner he or it reasonably believed to be in, or not opposed to, the best interests of the Company and within the scope of such Indemnitee’s authority and (iv) with respect to a criminal action or proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above.

B. Advancement of Expenses. Expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 6.4 may, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of a commitment by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified as authorized in this Section 6.4.

C. Non-Exclusivity. The indemnification provided by this Section 6.4 shall be in addition to any other rights to which the Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, and shall inure to the benefit of the successors, assignees, heirs, personal representatives and administrators of the Indemnitee.

D. Insurance. The Company may purchase and maintain insurance, at the Company’s expense, for the benefit of any Indemnitee, as an insured, against any liability that may be asserted against or expense that may be incurred by an Indemnitee in connection with the activities of the Company regardless of whether the Company would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

Section 6.5 Representations and Warranties. Each Member, and in the case of an organization, the person(s) executing the Agreement on behalf of the organization, hereby represents and warrants to the Company and each other Member that: (a) if that Member is a organization, that it is duly organized, validly existing, and in good standing under the law of its state of organization and that it has full organizational power to execute and agree to the Agreement to perform its obligations hereunder, (b) that the Member is acquiring Units in the Company for the Member’s own account as an investment and without an intent to distribute such Units; (c) that the Units have not been registered under the Securities Act of 1933 or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements; and (d) that the Member has been furnished and granted access to all information which he has requested in connection with his purchase of Units.

ARTICLE VII

Books, Records, Accounting and Reports

Section 7.1 Books and Records. Appropriate books and records with respect to the Company’s business, including, without limitation, all books and records necessary to provide to the Member any information, lists and copies of documents required to be provided pursuant to Section 6.2, shall at all times be kept at the principal office of the Company or at such other places as agreed to by the Members. Without limiting the foregoing, the following shall be maintained at the Company’s principal office: (i) a current and a past list of the full name and last known mailing address of each Member and Manager, (ii) copies of records that would enable a Member to determine the relative voting rights of the Members, (iii) a copy of the Articles of Organization, and any amendments thereto, (iv) copies of the Company’s federal, state and local income tax returns and reports, if any, for the three (3) most recent years, and (v) copies of any financial statements of the Company for the three most recent fiscal years. Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, magnetic tape, photographs or any other information storage device, provided that the records so kept are convertible into clearly legible written form within a reasonable period of time.

Section 7.2 Accounting. The books of the Company for regulatory and financial reporting purposes shall be maintained on the method of accounting determined by the Manager. The Company books for purposes of maintaining and determining Capital Accounts shall be maintained in accordance with the provisions of this Agreement, Section 704 of the Code and, to the extent not inconsistent therewith, the principles described above for financial reporting and regulatory purposes.

Section 7.3 Fiscal Year. The fiscal year of the Company shall be the calendar year.

ARTICLE VIII

Tax Matters

Section 8.1 Taxable Year. The taxable year of the Company shall be the calendar year.

Section 8.2 Tax Controversies. Subject to the provisions hereof, the Manager is designated the “Tax Matters Person” (as defined in Section 6231 of the Code), and is authorized and required to represent the Company, at the Company’s expense, in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member agrees to cooperate with the Tax Matters Person, and to do or refrain from doing any or all things reasonably required by the Tax Matters Person to participate in such proceedings.

ARTICLE IX

Transfer of Units

Section 9.1 Transfer.

A. The term “transfer,” when used in this Article IX with respect to a Unit, shall be deemed to refer to a transaction by which a Record Holder assigns all or a portion of its Units, or any interest therein, to another Person, or by which a Record Holder of a Unit assigns the Unit to another Person as Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, transfer by will or intestate succession, exchange, or any other disposition.

B. No Unit shall be transferred, in whole or in part, except in accordance with the provisions of this Article IX. Any transfer or purported transfer of any Unit not made in accordance with this Article IX shall be null and void. An Assignee shall not be a Substitute Member, and shall have no right to participate in the Company’s affairs as a Member thereof, but instead shall be entitled to receive only the share of profits, distributions or other economic interest to which the transferring Member would otherwise be entitled at the time said transferring Member would be entitled to receive the same.

Section 9.2 Transfer of Units by a Member.

A. No Unit may be transferred by a Record Holder unless the following conditions are first satisfied.

1. There shall have been filed with the Company and recorded on the Company’s books a duly executed and acknowledged counterpart of the instrument of assignment and such instrument evidences the written acceptance by the Assignee of all of the terms and provisions of this Agreement and represents that such assignment was made in accordance with all applicable laws and regulations: and

2. The Company receives an Opinion of Counsel that such transfer would not materially adversely affect the classification of the Company as a partnership for federal and state income tax purposes.

B. The transfer restrictions on Units shall be conspicuously noted in an appropriate legend on any Unit certificates issued.

C. In no event shall any Unit be transferred to a minor or any incompetent except by will or intestate succession.

D. Any holder of a Unit (including a transferee thereof) shall be deemed conclusively to have agreed to comply with and be bound by all terms and conditions of this Agreement, with the same effect as if such holder had executed an express acknowledgment thereof, whether or not such holder in fact has executed such an express acknowledgment.

Section 9.3 Restrictions on Transfer. Notwithstanding the other provisions of this Article IX, no transfer of any Unit shall be made if the transfer (i) would violate applicable federal or state securities laws or rules and regulations of the Securities and Exchange Commission, any state securities commission or any other governmental authority with jurisdiction over the transfer, (ii) would materially adversely affect the classification of the Company as a partnership for federal or state income tax purposes, (iii) would affect the Company’s qualification as a limited liability company under the Act, or (iv) would cause the dissolution of the Company for any reason.

Section 9.4 Issuance of Certificates. The Company may, at the Manager’s sole discretion, issue one or more Certificates in the name of a Member evidencing the number of Units issued. Such Certificates shall be signed by the Manager. All Certificates evidencing Units of any class shall be consecutively numbered. The name and address of each Member and the date of issuance of the Certificate shall be entered on the records of the Company. When a Member has been elected to membership and has paid any sums that may then be required, a Certificate evidencing Units owned by such Member shall be issued in his name, if the Manager shall have provided for the issuance of Certificates under the provisions of this Article IX. Upon the transfer of a Unit in accordance with Article IX, the Company shall, if Certificates have been issued, issue replacement Certificates. All Certificates shall contain legends required by this Agreement or otherwise required by law.

ARTICLE X

Admission of Substitute and Additional Members

Section 10.1 Admission of Substitute Members. Upon transfer of a Unit by a Member in accordance with Article IX (but not otherwise), the transferor shall have the power to give the transferee the right to apply to become a Substitute Member with respect to the Unit acquired, subject to the conditions of and in the manner permitted under this Agreement. A transferee of a Unit shall be an Assignee only with respect to the transferred Unit (whether or not such transferee is a Member or Substitute Member with respect to other previously acquired Units) and shall not become a Substitute Member with respect to the transferred Unit unless and until all of the following conditions are satisfied:

A. The instrument of assignment sets forth the intentions of the assignor that the Assignee succeed to the assignor’s interest as a Substitute Member in his place with respect to a transferred Unit;

B. The assignor and Assignee shall have fulfilled all other requirements of this Agreement;

C. The Assignee shall have paid all reasonable legal fees and filing costs incurred by the Company in connection with his substitution as a Member;

D. The Manager shall have approved admission of the Assignee as a Substitute Member (such approval may be granted or withheld by the Manager in its sole and absolute discretion and may be arbitrarily withheld); and

E. The books and records of the Company have been modified to reflect the admission.

The admission of an Assignee as a Substitute Member with respect to a transferred Unit shall become effective on the date the Members give their consent through a Majority Vote of the Members to the admission, and the books and records of the Company have been modified to reflect such admission. Any Member who transfers all of his Units with respect to which it had been admitted as a Member shall cease to be a Member of the Company upon a transfer of such Units in accordance with Article IX and the execution of a counterpart of this Agreement by the transferee and shall have no further rights as a Member in or with respect to the Company (whether or not the Assignee of such former Member is admitted to the Company as a Substitute Member).

Section 10.2 Admission of Additional Members. Additional Units may be authorized and issued by the Company, and additional Members may acquire such Units and be admitted to membership in the Company, upon such terms and conditions as may be approved by the Manager.

ARTICLE XI

Dissociation, Dissolution and Liquidation

Section 11.1 Events of Dissociation. The following and only the following shall be deemed to be Events of Dissociation:

A. The withdrawal of a Member as permitted in Section 3.5;

B. A Member ceases to be a Member as provided in Section 10.1;

C. A Member:

1. Makes an assignment for the benefit of creditors;

2. Files a voluntary petition in bankruptcy;

3. Is adjudicated as bankrupt or insolvent;

4. Files a petition or answer seeking for himself any reorganization arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation;

5. Files an answer or other pleading admitting or failing to contest the material or allegations of a petition filed against him in any proceeding of the foregoing nature or seeks, consents to or acquiesces in appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his properties;

D. After one hundred twenty (120) days from the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, the proceeding has not been dismissed, or if within ninety (90) days after the appointment without his consent or acquiescence of a trustee, receiver, or liquidator of the Member or of all or any substantial part of his properties, the appointment is not vacated or stayed or within ninety (90) days after the expiration of any stay, the appointment is not vacated;

E. In the case of a Member who is an individual: (i) his death, or (ii) the entry of an order by a court of competent jurisdiction adjudicating him incompetent to manage his person or estate;

F. In the case of a Member that is a trust or is acting as a Member by virtue of being a trustee of a trust, the termination of the trust, but not merely the substitution of a new trustee;

G. In the case of a Member that is a separate limited liability company or partnership, the dissolution and commencement of winding-up of the separate limited liability company or partnership;

H. In the case of a Member that is a corporation, the filing of a certificate of its dissolution or the equivalent for the corporation or the revocation of its charter and the lapse of ninety (90) days after notice to the corporation of revocation without reinstatement of its charter; or

I. In the case of a Member that is an estate or is acting as a Member by virtue of being the personal representative of an estate, the distribution by the fiduciary of the estate’s entire interest in the Company.

No other events shall be deemed to be Events of Dissociation. The date of an occurrence of any Event of Dissociation shall be the date upon which the Manager has actual notice of such event. The Member who is the subject of such Event of Dissociation is herein referred to as a “Dissociated Member” and his rights shall only be those set forth in this Agreement.

Section 11.2 Option to Purchase Upon Dissociation. The occurrence of an Event of Dissociation shall not cause the dissolution of the Company. In the event of the occurrence of an Event of Dissociation, the Company shall have an option (to be exercised within ninety (90) days after the occurrence of the Event of Dissociation, by giving notice to the Dissociated Member or its legal representative) to purchase the Units of the Dissociated Member for a cash purchase price determined by the proportionate interest of the Dissociated Member in the total Net Book Value of the Company, as of the end of the calendar month immediately preceding the occurrence of the Event of Dissociation. The “Net Book Value” of the Company shall be an amount equal to the assets (excluding the proceeds of any life insurance proceeds) less the liabilities of the Company as set forth on the unaudited books of the Company maintained in the ordinary course of business as determined by the Company’s accountant; provided, that, if the books are maintained on a cash receipts and disbursements basis, then for purposes of this Agreement, Net Book Value shall be increased to reflect accounts receivable and work in process (billable but not billed) and decreased to reflect accounts payable. The Company shall exercise the option described in this Section 11.2 upon the affirmative vote of Members holding more than fifty percent (50%) of all outstanding Units excluding the Units held by the Dissociated Member.

Section 11.3 Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following: (i) the term of the Company stated in the Articles of Organization expires; or (ii) upon a Majority Vote of the Members vote to dissolve the Company.

Section 11.4 Method of Winding Up. Upon dissolution of the Company, the Company shall immediately commence to liquidate and wind up its affairs. The Record Holders shall continue to share profits and losses during the period of liquidation and winding up in the same proportion as immediately before commencement of winding up and dissolution. The proceeds from the liquidation and winding up shall be applied in the following order of priority:

A. To creditors, including Record Holders who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company other than liabilities to Record Holders on account of their Capital Contributions or on account of a Member’s withdrawal from the Company or pursuant to a withdrawal of capital; and

B. The balance, to Record Holders in accordance with their Capital Accounts, and if there is any excess amount available for distribution, in accordance with the number of Units each Record Holder holds.

Unless the Members shall unanimously determine otherwise, all distributions will be made in cash, and none of the other Company Property will be distributed in kind to the Members.

Section 11.5 Filing Articles of Dissolution. Upon the completion of the distribution of Company Property as provided in Section 11.4, Articles of Dissolution shall be filed as required by the Act, and each Member agrees to take whatever action may be advisable or proper to carry out the provisions of this Section.

Section 11.6 Return of Capital. The return of Capital Contributions shall be made solely from Company Property.

ARTICLE XII

Amendment of Agreement; Meetings; Record Date

Section 12.1 Amendments. All Amendments to this Agreement shall require unanimous approval of the Members.

Section 12.2 Meetings. Meetings of Members may be called by a Majority Vote of the Members or the Manager, by giving at least five (5) days’ prior notice of the time, place and purpose of the meeting to all Members.

Section 12.3 Action Without a Meeting. Any action that may be taken by a vote of the Members may be taken without a meeting if a consent to such action is signed by Members holding Units representing not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Units entitled to vote thereon were present and voted. Prompt notice of the taking of any action without a meeting shall be given to those Members who have not consented in writing.

Section 12.4 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. If the adjournment is for more than forty-five (45) days, a notice of the adjourned meeting shall be given in accordance with Section 12.2. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting.

Section 12.5 Waiver of Notice; Consent to Meeting; Approval of Minutes. The transactions of any meeting of the Company, however called and noticed, and whenever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the Members entitled to vote, but not present in person or by proxy, approves by signing a written waiver of notice or an approval to the holding of the meeting or an approval of the minutes thereof. All waivers, consents, and approvals shall be filed with the Company records or made a part of the minutes of the meeting.

Section 12.6 Quorum. The holders of more than fifty percent (50%) of the Units entitled to vote represented in person or by proxy, shall constitute a quorum at a meeting of Members. The Members present at a duly called or held meeting at which a quorum is present may continue to participate at such meeting until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum, if any action taken (other than adjournment) is approved by the requisite percentage of Units of Members specified in this Agreement. In the absence of a quorum, any meeting of Members may be adjourned from time to time by a Majority Vote of the Members represented either in person or by proxy entitled to vote, but no other matters may be proposed, approved or disapproved, except as provided in Section 12.4.

Section 12.7 Proxies. Members shall be entitled to vote or act by a duly executed written proxy but only if the Person designated as proxy is also a Member.

ARTICLE XIII

General Provisions

Section 13.1 Notices. Any notice, demand, request or report required or permitted to be given or made to a Member under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class mail or express delivery to the Member at the address set forth on Exhibit A, or sent by facsimile transmission to a phone number provided in writing to the Company by that Member. Any notice, payment, or report to be given or sent to a Member hereunder shall be deemed conclusively to have been given or sent, by any method of delivery identified, above, regardless of any claim of any Person who may have an interest, by reason of an assignment or otherwise, in one or more Units owned by such Member.

Section 13.2 Captions. All article and section captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

Section 13.3 Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 13.4 Further Action. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking any action necessary or appropriate to achieve the purposes of this Agreement.

Section 13.5 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assignees.

Section 13.6 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 13.7 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 13.8 Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto, independently of the signature of any other party.

Section 13.9 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Oklahoma, without regard to its principles of conflict of laws.

Section 13.10 Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 13.11 Conveyances. All of the assets of the Company shall be held in the name of the Company or the Manager on behalf of and as nominee for the Company. Any deed, bill of sale, mortgage, lease, contract of sale or other instrument purporting to convey or encumber the interest of the Company of all or any portion of the assets of the Company shall be sufficient if signed on behalf of the Company by the Manager.

Section 13.12 Power of Attorney.

A. Manager as Attorney-in-Fact. By the execution of this Agreement, or a counterpart hereof, each Member irrevocably constitutes and appoints the Manager as its true and lawful attorney-in-fact and agent to effectuate, with full power and authority to act in his name, place, and stead in effectuating, the purposes of the Company pursuant to the terms and conditions of this Agreement, including the execution, acknowledgment, delivery, filing, and recording of all certificates, documents, contracts, loan documents, or counterparts thereof, and all other documents which the Manager deems necessary or reasonably appropriate to do any of the following: (i) organize, qualify, or continue the Company as a limited liability company, including qualification of the Company in such other jurisdictions as the Company’s activities may require; (ii) reflect an amendment to this Agreement or the Company’s Articles of Organization required by a change in the name of the Company, a change in the principal place of business of the Company or otherwise; (iii) accomplish the purposes and carry out the powers of the Company as set forth herein; and (iv) subject to the provisions of this Agreement, effect the dissolution and termination of the Company.

B. Nature of Special Power. The power of attorney granted herein: (i) shall be deemed to be coupled with an interest, shall be irrevocable and shall survive the death, incompetency, or legal disability of a Member; (ii) may be exercised only by the Manager, for each Member, or any or all of them, listing all, or any, of the Members required to execute any such instrument and executing such instrument as attorney-in-fact for all, or any one, of such Members; and (iii) shall be binding upon any transferee of a membership interest of a Member hereunder, or any portion thereof, except that where such transferee is qualified as a Substitute Member under this Agreement, the power of attorney shall survive the delivery of such Units for the sole purpose of enabling the Manager, to execute, acknowledge, and file any instrument on behalf of the transferor of the Units necessary to effect such substitution.

Section 13.13 No Partnership Intended. The Members have formed the Company under the Act, and expressly do not intend hereby to form a partnership under either the Oklahoma Uniform Partnership Act, the Oklahoma Revised Uniform Limited Partnership Act or any similar law. The Members do not intend to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

Section 13.14 Rights of Creditors and Third Parties under Agreement. The Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, its Members, and their successors and assignees. The Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. Except and only to the extent provided by applicable statute, no such creditor or third party shall have any rights under this Agreement, or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the 12th day of January, 1998.

MEMBER

NOARK PIPELINE SYSTEM, LIMITED PARTNERSHIP

	By:	Enogex Arkansas Pipeline Corporation, a General Partner

Date: 1/12/98	By:	/s/ Roger A. Farrell
Roger A. Farrell, Vice President

	By:	Southwestern Energy Pipeline Company, a General Partner

Date: 1/12/98	By:	/s/ Debbie J. Branch
Debbie J. Branch Senior Vice President

EXHIBIT A

Name and Address of Member	Amount of Contribution	Number of Units	% of Units Issued	Date of Contribution
Noark Pipeline System, Limited Partnership	$100.00	100	100%	1/12/98
Total Issued		100

Total Outstanding		100

DLG-6786

FIRST AMENDMENT TO OPERATING AGREEMENT

THIS FIRST AMENDMENT TO OPERATING AGREEMENT, dated as of December 21, 2010, but effective as of May 4, 2009 (this “Amendment”), amends the Operating Agreement of NOARK Energy Services, L.L.C., an Oklahoma limited liability company (the “Company”), dated as of January 12,1998 (the “Operating Agreement”).

WHEREAS, on May 4, 2009, NOARK Pipeline System, Limited Partnership, then the sole Member of the Company, assigned all of its right, title and interest in the membership interests in the Company to Atlas Pipeline Mid-Continent LLC, a Delaware limited liability company (“APL Mid-Con”);

WHEREAS, Section 12.1 of the Operating Agreement permits the Operating Agreement to be amended with the unanimous approval of the Members;

NOW, THEREFORE, in consideration of the foregoing, the Operating Agreement be and it hereby is amended as follows:

1. Section 5.1 is amended and restated as follows:

Section 5.1 Manager. Management of the Company shall be vested in Atlas Pipeline Mid-Continent LLC, and it is hereby appointed the Manager of the Company.

2. Section 5.5 is amended and restated as follows:

Section 5.5 Removal. The Manager may be removed with the unanimous consent of the Members.

3. Except as amended hereby, the Operating Agreement shall remain in full force and effect. This Amendment shall be construed in accordance with and governed by the laws of the State of Oklahoma, without regard to its principles of conflicts of laws.

LW: 603637.1

IN WITNESS WHEREOF, this Amendment is executed and effective as of the dates written above.

MEMBER:

Atlas Pipeline Mid-Continent LLC

By:	/s/ Gerald R. Shrader
Gerald R. Shrader Senior Vice President, General Counsel and Secretary